EXHIBIT 99.2

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the nine months ended September 30, 2012 and the audited consolidated financial statements for the year ended December 31, 2011, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”). This MD&A is prepared as of November 8, 2012 and includes certain statements that may be deemed “forward-looking statements”.  We direct investors to the section “Risks and Uncertainties” and to page 13 for a statement on forward-looking information included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available free of charge on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

3rd Quarter Highlights and Significant Events

•
On July 25, 2012, we announced the highest-grading gold intersection encountered to date at the Brucejack project, drilled in the Valley of the Kings,  0.5 meters with uncut grades of 41,582 grams of gold and 27,725 grams of silver per tonne (1.6 feet averaging 1,212.8 ounces gold and 808.6 ounces silver per ton), within  a three meter intersection with uncut grades of 8,330 grams of gold and 5,628 grams of silver per tonne (9.8 feet averaging 243.0 ounces of gold and 164.2 ounces of silver per ton).

•
On July 31, 2012, we announced the bonanza-grade interval from hole SU-452 extends over 10 meters, from a downhole depth of 198.79 meters, with an average grade of 2,393 grams of gold and 1,605 grams of silver per tonne uncut over 10.71 meters (70.3 ounces gold and 46.8 ounces silver per ton over 35.1 feet), which includes our highest-grade intercept to date of 41,582 grams of gold and 27,725 grams of silver per tonne uncut over 0.5 meters. Hole SU-452 intersected a total of seven separate intervals grading over 20   grams of gold per tonne, including 0.65 meters grading 1,130 grams of gold per tonne uncut from a downhole depth of 150.79 meters.  We also announced intersections grading greater than 1,000 grams of gold per tonne in four additional drill holes.

3rd Quarter Highlights and Significant Events - continued

•
On August 8, 2012, we announced a financing for 1,000,000 flow-through shares by way of a private placement at $18 per share, and on August 24, 2012, we announced the closing of the private placement with the issue of 1,150,000 flow-through common shares, inclusive of the exercise of the underwriters’ 150,000 flow-through shares overallotment option, for gross proceeds of $20,700,000.

•
On August 14, 2012, we announced that step-out drilling had extended the zone of high-grade gold mineralization in the Valley of the Kings to the west of the Brucejack Fault by over 60 meters where hole SU-498 intercepted 0.5 meters grading 3,874 grams of gold per tonne uncut (1.6 feet averaging 112.9 ounces per tonne).

•
On August 28, 2012, we announced additional high-grade drill results from the Valley of the Kings, and that the Valley of the Kings had been extended 100 meters along strike to over 700 meters in strike length and remained open to the east and west along strike and at depth.

•
On September 7, 2012, we announced an updated interim high-grade Mineral Resource estimate for the Valley of the Kings at our wholly-owned Brucejack Project located in northern British Columbia. High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

o	5.1 million ounces of gold in the Indicated Resource category (9.9 million tonnes grading 16.2 grams of gold per tonne); and

o	5.1 million ounces of gold in the Inferred Resource category (4.6 million tonnes grading 35.0 grams of gold per tonne).

•
On September 7, 2012, we also announced the Valley of the Kings had been extended to over 800 meters in strike length from hole SU-498 (0.5 meters with uncut grades of 3,874 grams of gold per tonne) in the west to hole SU-526 (1.16 meters with uncut grades of 4,195 grams of gold per tonne) in the east and that, based on the results of a trade-off study, we had decided to advance the feasibility study on the basis that the flotation concentrate will be sold to third parties rather than refined to produce doré on site.

•
On September 18, 2012, October 3, 2012, and October 18, 2012, we announced the final bonanza grade drill results from the Valley of the Kings 2012 exploration program with numerous drill intersections grading over 1,000 grams of gold per tonne, with the Valley of the Kings remaining open to the east and west along strike and at depth.

•
On October 25, 2012, we announced, among other things, that the feasibility study for the underground mine at our high-grade gold Brucejack Project in northern British Columbia is being advanced with an operating rate of 2,700 tonnes per day and that the feasibility study for the Brucejack Project is expected to be completed in the second quarter of 2013.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 90,000 hectares.

Operations - continued

2012 Exploration Program

In late February 2012, we began mobilizing drills to our Brucejack Project to commence the 2012 Brucejack Exploration Program.  By the end of the first quarter of 2012, six drills had been mobilized to site with a seventh drill mobilized to site in April 2012.  Continued drilling success at the Valley of the Kings resulted in two additional drills mobilized to site in August 2012.  In early-October 2012, we completed our 2012 exploration drill program with 306 holes completed totaling 105,769 meters of drilling.

The 2012 Brucejack Exploration Program was focused on definition drilling in the Valley of the Kings as well as testing extensions of the Valley of the Kings and other high-grade zones.  With our success in defining and extending the strike length of the Valley of the Kings throughout the 2012 drill program, the Valley of the Kings continued to be the center of our exploration efforts with 99,632 meters of the 105,769 meter 2012 drill program drilled in the Valley of the Kings.  The other high-grade zones remain to be tested and will be the focus of future exploration programs.

Drilling over the course of the 2012 Brucejack Exploration Program successfully demonstrated the continuity and projection of high-grade gold mineralization in Brucejack’s Valley of the Kings.  The Valley of the Kings now extends for over 800 meter along strike and remains open to the east and west along strike and at depth.  In addition to nearly doubling the strike length of the Valley of the Kings, the 2012 drill program encountered 852 gold intersections grading greater than 5 grams of gold per tonne, including 41 gold intersections grading greater than 1,000 grams of gold per tonne.

Resource Estimate

On September 7, 2012, we announced an updated interim high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of September 7, 2012).  The resource estimate, which incorporated drilling up to hole SU-466, was completed by Snowden Mining Industry Consultants (“Snowden”) as part of the feasibility study now underway for the Brucejack Project (see the Brucejack Project Mineral Resources Update Technical Report dated September 18, 2012 and filed on SEDAR on September 18, 2012).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

•	5.1 million ounces of gold in the Indicated Resource category (9.9 million tonnes grading 16.2 grams of gold per tonne); and

•	5.1 million ounces of gold in the Inferred Resource category (4.6 million tonnes grading 35.0 grams of gold per tonne).

The remaining assays for all drill holes completed during the 2012 Brucejack Exploration Program will be incorporated into the 2012 Mineral Resource estimate for the Brucejack Project expected later in the fourth quarter of 2012 or in the first quarter of 2013.

Preliminary Economic Assessment

On February 23, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified at our Brucejack Project (see news release dated February 23, 2012), which was based on our Mineral Resource estimate announced on November 28, 2011 (see news release dated November 28, 2011).  The PEA was filed on www.sedar.com on February 22, 2012.  The Mineral Resource estimate announced on November 28, 2011 is no longer current and, accordingly, the preliminary economic assessment is also no longer current.

Operations - continued

Feasibility Study and Resource Model

We retained Wardrop, a Tetra Tech Company, to prepare a feasibility study on the high-grade gold opportunity at Brucejack.  As part of the feasibility study, we also retained Snowden to prepare an interim updated high-grade Mineral Resource estimate for the high-grade gold and silver resources identified to date in the Valley of the Kings, which was announced on September 7, 2012.  Snowden will also prepare the 2012 Brucejack high-grade Mineral Resource estimate, expected later in the fourth quarter of 2012 or in the first quarter of 2013.

The initial studies examining the economics of the high-grade gold and silver resources at the Brucejack Project (see news releases dated June 2, 2011 and February 22, 2012) contemplated the production of gravity and flotation concentrates, which were then refined to produce gold-silver doré.  In advancing the feasibility study, a trade-off study has been completed examining the benefits of selling the flotation concentrate to third parties rather than refining the concentrate to produce doré on site. Based on the results of the trade-off study, we have decided to advance the feasibility study on the basis that the flotation concentrate will be sold to third parties rather than refined to produce doré on site.

We have also decided to advance the feasibility study with an operating rate of 2,700 tonnes per day, with long-hole stoping and cemented paste backfill chosen for the mining method.  Stopes will be mined using a combination of longitudinal and transverse mining, depending on zone width and orientation. Cemented paste tailings will be prepared in a paste plant located on surface near the mill and then pumped underground for distribution to the stopes.

The feasibility study for the Brucejack Project is expected to be completed in the second quarter of 2013.

Underground

We have commenced an underground exploration program designed, amongst other things, to access the Valley of the Kings deposit underground and demonstrate continuity of the high-grade gold mineralization. The first phase of the underground program, now well underway, is to slash out the existing West Zone underground workings to five-by-five meters then excavate a decline from the West Zone to the Valley of the Kings, a distance of approximately 450 meters.  We are currently planning the sampling and mining plans for the 10,000 tonne underground bulk sample, which we expect to excavate from the Valley of the Kings in the first half of 2013.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

Operations - continued

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2022, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 90,000 hectares (222,000 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reporting, as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. Our significant accounting policies are outlined in Note 2 in the notes to our audited consolidated financial statements for the year ended December 31, 2011. We have chosen to capitalize all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the year.

Results of Operations

Loss before taxes for the quarter ended September 30, 2012 was $1,922,975 compared to a loss of $2,654,920 during the quarter ended September 30, 2011 and is largely attributed to the stock option expense of $763,469 in the third quarter of 2012 compared to $1,968,853 in the third quarter of 2011.  For the nine month periods ended September 30, 2012 and 2011, the loss before taxes was $8,154,858 and $12,473,083 respectively and the stock option expense for the corresponding periods was $4,570,692 and $10,554,932. We hire individuals with the required skills to advance our business and stock options were granted to these employees and consultants as part of their overall compensation.  Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.  As the Project advances, our overhead also increases.  As such, general and administrative expenses totaled $187,069 in the third quarter of 2012 compared to $74,050 for the third quarter of 2011.  For the nine month periods ended September 30, 2012 and 2011, general and administrative expenses totaled $528,513 and $245,815 respectively.  Much of the increase is due to employee set up costs, as the number of individuals working for us has increased significantly, as well as information technology costs.

In addition, investor relations activities totaled $215,862 and salaries expense was $297,985 in the third quarter of 2012 compared to $260,022 and $218,469 respectively, in the third quarter of 2011.  The comparable amounts for the nine month periods ended September 30, 2012 and 2011 was $629,521 (2011 - $566,172) for investor relations and $973,349 (2011 - $820,011) for salaries.

During the third quarter of 2012, listing fees totaled $244,068 and professional fees were $107,923 compared to $74,874 and $16,667 respectively in the third quarter of 2011.  This was due primarily to our listing on the New York Stock Exchange.  The comparable amounts for the nine month periods ended September 30, 2012 and 2011 was $753,319 (2011 - $184,899) for listing fees and $422,245 (2011 - $269,760) for professional fees.

Results of Operations - continued

We earned interest income on our cash balance for the quarter ended September 30, 2012 of $215,808 compared to $89,923 in 2011.  The comparable amounts for the nine month periods ended September 30, 2012 and 2011 was $451,209 and $310,404 respectively.

During the third quarter of 2012, we recorded deferred income tax expense of $1,289,652 derived primarily from the transfer of the tax base of mineral exploration expenditures to flow through share investors whereas we recorded a deferred income tax recovery of $2,293,500 for the comparable quarter in 2011.  The amount for the nine month period ended September 30, 2012 is $2,993,260 (2011 – recovery of $2,293,500).

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, subject to any material changes in exploration and development activities.

Summary of Quarterly Results

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows:

	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Total revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	$3,212,627	$3,437,195	$4,498,296	$7,192,137	$361,420	$3,741,933	$6,076,231	$14,130,016
Loss per share	$0.03	$0.04	$0.05	$0.07	$0.01	$0.04	$0.07	$1.25
Loss per share – fully diluted	$0.03	$0.04	$0.05	$0.07	$0.01	$0.04	$0.07	$1.25

Liquidity and Capital Resources

Our cash and cash equivalents as at September 30, 2012 totaled $52,859,147 increasing $36,411,924 from $16,447,223 at December 31, 2011. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at September 30, 2012 was $59,776,218 compared to $18,698,983 as at December 31, 2011. Working capital items other than cash and cash equivalents consisted of receivables of $15,452,283, comprised of $6,704,283 of Harmonized Sales Tax refunds and $8,748,000 accrued for BC Mineral Exploration Tax Credits receivable from the Government of Canada, deposits, prepaid expenses of $83,314, accounts payable and accrued liabilities of $8,099,158 and flow-through share premium liability of $519,368. The increase in accounts payable and accrued liabilities is primarily attributable to the heightened exploration activity with the Brucejack project.

Liquidity and Capital Resources - continued

During the third quarter, we completed a private placement of 1,150,000 flow-through common shares at a price of $18 per share for aggregate gross proceeds of $20,700,000. From these proceeds, $17,442,639 was used in the third quarter on exploration activities.  The gross proceeds of the offering are to be used to accelerate exploration of the Valley of the Kings Zone at the Brucejack Project with infill and expansion drilling.
We believe we have sufficient working capital to fund our planned activities through to extraction of the bulk sample as we advance the Valley of the Kings and West Zone to production.

Cash used in investing activities in the nine month period ended September 30, 2012 was $76,833,502, $74,438,316 of which was incurred in respect of exploration activities at the Projects described under Operations above.  The exploration activities included $25,381,514 for exploration and geotechnical drilling, $5,567,534 for underground activities, $13,338,959 for exploration road construction, $13,513,682 for fuel, mobile equipment rental and transportation, and $10,112,491 for camp construction and operations.  Other investing activities included $760,245 of reclamation deposits posted and $1,634,941 to acquire exploration machinery.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard in December 2010 and the completion of the Secondary Offering and Flow-Through Offering resulted in Silver Standard owning 28.39% of our issued shares at December 31, 2011.  With the exercise of warrants issued as part of the secondary offering by Silver Standard, which expired in April 2012, and the completion of the Flow-Through and Prospectus offerings in the first half of 2012, Silver Standard owned 20.3% of our issued common shares at June 30, 2012.  Upon completion of the Flow-Through offering in the third quarter of 2012, Silver Standard now owns 20.0% of our issued common shares at the date of this MD&A.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 2 to the consolidated financial statements for the year ended December 31, 2011. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Critical Accounting Estimates - continued

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value included in the statement of financial position;

ii)	the composition of deferred income tax liabilities included in the statement of financial position;

iii)	the flow-through premium estimated on the issuance of flow-through shares.

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At September 30, 2012, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

Critical Accounting Estimates - continued

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in cost is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon us are not predictable.

At September 30, 2012, we had no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

4) Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. Deferred income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of deferred income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Changes in Accounting Policies

Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

We have not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on after January 1, 2013 or later periods. These include:

o	IFRS 9, Financial Instruments – Classification and Measurement

o	IFRS 10, Consolidated Financial Statements

o	IFRS 11, Joint Arrangements

o	IFRS 13, Fair Value Measurement

o	IAS 1, Presentation of Financial Statements (amended)

o	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

We anticipate that the adoption of these standards and interpretations in the future periods will have no material impact on our consolidated financial statements except for additional disclosures.

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents and amounts receivable.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and amounts receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions. Amounts receivable consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of our cash and cash equivalents and amounts receivable represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Financial Instruments and Other Instruments - continued

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Commodity Price Risk

While the value of our core mineral resource property is related to the price of gold and silver and the outlook for these minerals, we currently do not have any operating mines and hence do not have any hedging or other commodity based risks in respect of our operational activities.

Gold and silver prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at September 30, 2012, we do not have any long-term debt and are not subject to any externally imposed capital requirements. We have sufficient funds to meet our current operating and exploration and development obligations.

Outstanding Share Data

At November 8, 2012, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	94,827,636
Share purchase options	7,196,950	$6.00 - $17.46	3.57
Fully diluted	102,024,586

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements are properly recorded, processed, summarized and reported to our Board and Audit Committee. Management has evaluated the effectiveness of disclosure controls and procedures as at September 30, 2012 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to us is reported as required.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statement Regarding Forward-Looking Information - continued

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang; and

•	uncertainty as to the outcome of potential legal proceedings.

Statement Regarding Forward-Looking Information - continued

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.